

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Daniel Widmaier
Chief Executive Officer
Bolt Projects Holdings, Inc.
2261 Market Street
Suite 5447
San Francisco, CA 94114

      Re: Bolt Projects Holdings, Inc.
           Registration Statement on Form S-1
           Filed March 25, 2025
           File No. 333-286083

Dear Daniel Widmaier:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Industrial Applications and Services

cc: Drew Capurro